United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 8, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

Shares owned by Board Members, Fiscal Council, Executive Directors and principal shareholder on March 31, 2009 (aggregate).
Company: Companhia Vale do Rio Doce
Board Members

			%
			Same
Type of			class of	Total
security	Characteristic of the security	Quantity	shares	capital
Shares	PN	63.656	—	—
Shares	ON	2.479	—	—
Quotes	Investment Funds	1.042,86
Company: Companhia Vale do Rio Doce
Executive Directors

			%
			Same
Type of			class of	Total
security	Characteristic of the security	Quantity	shares	capital
Shares	PN	987.760	0.03	0,01
Shares	ON	156.056	—	—
Company: Companhia Vale do Rio Doce
Audit Committee Members

%
Same
Type of			class of	Total
security	Characteristic of the security	Quantity	shares	capital
Shares	PN	—	—	—
Shares	ON	—	—	—
Company: Companhia Vale do Rio Doce
Technical Committee Members

%
Same
Type of			class of	Total
security	Characteristic of the security	Quantity	shares	capital
Shares	PN	—	—	—
Quotes — FGTS		1.755	—	—
Company: Companhia Vale do Rio Doce
Principal Shareholder (Valepar S.A.)

			%
			Same
Type of			class of	Total
security	Characteristic of the security	Quantity	shares	capital
Shares	ON	1.716.435.045*	52.7	32,5
Shares	PN	20.340.000	0,97	0,38
* 47 shares were assigned to some of our board members